

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 9, 2009

via U.S. mail and facsimile

Jean Bernhard Buttner, CEO
Value Line, Inc.
220 East 42nd Street
New York, New York 10017-5891

> **RE: Value Line, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2008**
> **Filed July 17, 2008**
> **Form 10-K/A No. 1 for the Fiscal Year Ended April 30, 2008**
> **Filed June 8, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended July 31, 2008,**
> **October 31, 2008 and January 31, 2009**
> **Forms 10-Q/A No. 1 for the Fiscal Quarters Ended July 31, 2008 and**
> **October 31, 2008**
> **File No. 0-11306**

Dear Ms. Buttner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Andrew Schoeffler at (202) 551-3748.

Sincerely,

Terence O'Brien
Accounting Branch Chief